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08027039

SECURITI[...] [...]SION
Washington, D.C. [...]

SEC Mail Processing Section
FEB 27 2008
Washington, DC
111

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SEC FILE NUMBER
8- 52750

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NASDAQ Options Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway 51st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manny Alicandro **212-401-8982**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/7/08

OATH OR AFFIRMATION

I, __A. Manny Alicandro, and I, Christopher Concannon______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ___NASDAQ Options Services, LLC (the "Company")______________________________________, as of _December 31___________________________, 2007_______, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Compliance Officer
Title

Signature

President
Title

KELLI J. BUFORD
Notary Public, State of New York
No. 01-BU6094380
Qualified In Bronx County
My Commission Expires on June 16, 2011

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

NASDAQ Options Services, LLC

December 31, 2007
with Report of Independent Registered Public Accounting Firm

NASDAQ Options Services, LLC

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of NASDAQ Options Services, LLC

We have audited the accompanying statement of financial condition of NASDAQ Options Services, LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 22, 2008

NASDAQ Options Services, LLC

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	4,931,692
Deposits with clearing organizations		257,545
Total assets	$	5,189,237
Liabilities and member's equity		
Accrued expenses	$	22,100
Payables to affiliates		421,253
Member's equity		4,745,884
Total liabilities and member's equity	$	5,189,237

See accompanying notes to the Statement of Financial Condition.

NASDAQ Options Services, LLC

Notes to Statement of Financial Condition

1. Nature of Business

NASDAQ Options Services, LLC, or the Company, is a wholly-owned subsidiary of The NASDAQ Stock Market LLC, or the Exchange. The Nasdaq Stock Market, Inc., or Nasdaq, is a holding company that operates the Exchange as its wholly-owned subsidiary. The Company was acquired by Nasdaq on December 8, 2005 when Nasdaq completed its acquisition of Instinet, or the Acquisition. Due to the limited operations of the Company, no goodwill or intangible assets were recorded by the Company in connection with the Acquisition. The Company is registered as a broker-dealer with the Securities Exchange Commission, or SEC, and in all 50 states, the District of Columbia and Puerto Rico. It is also a member of The Nasdaq Stock Market, Financial Industry Regulatory Authority or FINRA, American Stock Exchange, Boston Stock Exchange, International Securities Exchange, Pacific Stock Exchange and the Philadelphia Stock Exchange. The clearing broker for the Company is Penson Financial Services, Inc., or Penson. The Company is subject to regulation by the SEC and FINRA, as the Self Regulatory Organizations, or SROs, as well as various state securities regulators.

The Company did not process any trades during the year ended December 31, 2007. In 2008, the Company plans to begin routing options orders for its subscribers. The Company will offer the trading of options electronically with the ability to make specific smart routing choices and to specify a route to a preferred exchange, including the American Stock Exchange, Boston Stock Exchange, International Securities Exchange, Pacific Stock Exchange, Philadelphia Stock Exchange and the Chicago Board Options Exchange.

2. Summary of Significant Accounting Policies

Accounting Estimates

The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents and Cash Flows

The Company considers all highly liquid investments with original maturities of three months or less at acquisition to be cash equivalents. At December 31, 2007, cash equivalents consisted of $4,931,524 of investments primarily in money market mutual funds held at major U.S. financial institutions.

2. Summary of Significant Accounting Policies (continued)

Deposits with Clearing Organizations

The deposits with clearing organizations primarily represent funds held at Penson for settlement of trades and deposits also held at The Options Clearing Corporation, or OCC.

Income Taxes

The Company's operating results are included in the consolidated federal income tax return and certain combined state income tax returns filed by Nasdaq. We use the asset and liability method required by Statement of Financial Accounting Standards, or SFAS, 109 to provide income taxes on all transactions recorded in the Company's financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," or FIN 48. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for us on January 1, 2007. The effect of adopting FIN 48 did not have a significant impact on our financial condition. For further discussion, see Note 4, "Income Taxes".

3. Commitments and Contingent Liabilities

Brokerage Activities - In accordance with Financial Accounting Standards Board Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," once operational, the Company will provide guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

3. Commitments and Contingent Liabilities (continued)

The Company's maximum potential liability under these arrangements will not be able to be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements will be unlikely. Accordingly, no contingent liability will be recorded in the statement of financial condition for these arrangements.

General Litigation and Regulatory Matters – The Company is subject to periodic regulatory audits, inspections and investigations.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs, and state securities commissions may conduct administrative proceedings which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

4. Income Taxes

The Company's operating results are included in the consolidated federal income tax return and certain combined state income tax returns filed by Nasdaq. For tax purposes, the Company is disregarded as an entity separate from its owner, Nasdaq, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company records taxes on a separate company basis as if it were a division of Nasdaq.

4. Income Taxes (continued)

We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, we did not recognize any changes to reserves for uncertain tax positions. At the adoption date of January 1, 2007 and at December 31, 2007, the Company did not record a liability for unrecognized tax benefits.

No tax returns are currently under examination by the Internal Revenue Service and the respective state tax authorities. We remain subject to audits for years 2004-2006.

5. Fair Value of Financial Instruments

The majority of our assets and liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include cash and cash equivalents, deposits with clearing organizations, accrued expenses and payables to affiliates. The carrying amounts reported in the statement of financial condition for the above financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

6. Related Party Transactions

Certain expenses of the Company are settled on the Company's behalf by Nasdaq and its other subsidiaries. These expenses are then allocated to the Company through intercompany charges, resulting in amounts due to or from affiliates.

Capital Contribution

In April 2007, the Company received a capital contribution of $3,150,000 from the Exchange in order to meet the net capital requirements for membership approval of the OCC. The Company was granted membership in May 2007.

7. Net Capital Requirements and Member's Equity

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule, or Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

7. Net Capital Requirements and Member's Equity (continued)

At December 31, 2007, the Company had net capital of $4,647,253, which was $4,397,253 in excess of its required net capital of $250,000. Under the clearing arrangement with the clearing broker, and the agreements made with the OCC, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. The OCC's initial requirement for the first three months of membership is $2,500,000, decreasing to $2,000,000 after the initial period. At December 31, 2007, the Company was in compliance with all such requirements.

The Company claims exemption from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii). Once the Company is operational, all transactions will be cleared through another broker-dealer, Penson, on a fully disclosed basis.

END